                                                              EXHIBIT (A)(3)(IV)

ANNOUNCING . . .

                       VAN KAMPEN PRIME RATE INCOME TRUST
                          COMMENCEMENT OF TENDER OFFER

     It is the policy of the Board of Trustees of the Van Kampen Prime Rate Income Trust to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's fifty-third consecutive quarterly Tender Offer commencing on December 12, 2002, for the purpose of attempting to provide liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class B Shares of eligible open-end investment companies advised by either Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc., subject to certain limitations. Please note that the Class B Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the Early Withdrawal Charge schedule of the Trust.

     The Trust is offering to purchase up to 56,932,990 of its common shares at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Time on January 10, 2003, the expiration date of the Tender Offer, unless extended. The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Time on January 10, 2003, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated December 12, 2002, and the related Letter of Transmittal. Copies are available upon request by calling Van Kampen's Investor Services Department at (800) 421-5666.

     Shareholders may tender by completing and returning the Letter of Transmittal by January 10, 2003. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling Van Kampen's Brokerage Operations Support Services at (800) 421-3863, on January 10, 2003 (trade date of the Tender Offer).

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           FUND NAME                  NUMBER           SYMBOL           CUSIP         TENDER START      TENDER END
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 VK Prime Rate Income Trust             59             VKPRX          920914108         12/12/02         01/10/03
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              PLEASE DIRECT YOUR QUESTIONS TO THE FOLLOWING AREAS:

 MAIN OFFICE OPERATIONS: BROKERAGE OPERATIONS SUPPORT SERVICES (BOSS) AT (800)
                                   421-3863.

  REGISTERED REPRESENTATIVES: INVESTOR SERVICES DEPARTMENT AT (800) 421-5666.

This material is prepared for internal or financial professional use only. It may not be reproduced or shown to members of the general public or used in written form as sales literature. Such use would be in violation of the NASD Conduct Rules. This material is subject to change, please consult the prospectus.

3672F02-ANFP-12/02 Member NASD/SIPC